UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For October 20, 2020

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Ltd
Registration number: 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “Company”)

Dealings by Prescribed Officer of the Company

In compliance with paragraphs 3.63 to 3.74 of the JSE Listings Requirements, the following information is disclosed:

Name of Prescribed Officer:	VP Tobias
Name of Company:	Harmony
Date of transaction	16 October 2020
Type of transaction:	On-market sale of ordinary shares
Class of securities:	Ordinary shares
Number of shares:	1,500
Price per share:	R97.41
Total value of shares:	R146,115.00
Nature and extent of interest	Direct beneficial

Prior clearance was obtained in respect of the above dealings by the prescribed officer.

For more details contact:
Marian van der Walt
Senior Group Executive: Enterprise Risk and Investor Relations
+27(0)82 888 1242 (mobile)

Max Manoeli
Senior Investor Relations Coordinator
+27(0)82 759 1775 (mobile)

Johannesburg, South Africa
20 October 2020

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: October 20, 2020	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director